

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 7, 2018

Bardia Rahimzadeh
Chief Executive Officer and Chief Financial Officer
Hawk Street Acquisition Corporation
9545 Wilshire Boulevard #612
Beverly Hills, CA 90212

    Re: Hawk Street Acquisition Corporation
           Form 10-K for the year ended December 31, 2016
           Filed April 17, 2017
           File No. 000-55676

Dear Mr. Rahimzadeh:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Craig D. Wilson

                   Craig D. Wilson
                   Sr. Asst. Chief Accountant
                   Office of Information Technologies
                   and Services

cc: <u>Via E-mail</u>
Jarvis J. Lagman, Esq.
Cassidy & Associates